May 12, 2022 Via EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ameen Hamady Re: Sterling Construction Company, Inc. Form 8-K filed on March 1, 2022 Form 10-K/A for Fiscal Year Ended December 31, 2021 Filed March 24, 2022 File No. 001-31993 Dear Mr. Hamady: Sterling Construction Company, Inc. (the “Company”) submits this letter in response to the comments received from the Securities and Exchange Commission’s staff (the “Staff”) by email dated May 2, 2022, in connection with the Company’s Form 8-K filed on March 1, 2022 and Form 10-K/A for the fiscal year ended December 31, 2021. We have numbered and reproduced below the full text of the Staff’s comment in italics, followed by our response. Form 8-K filed on March 1, 2022 General 1. We note your reconciliation of Company Adjusted Net Income to the most directly comparable GAAP measure which appears to be in the form of a full non-GAAP income statement. Please revise your presentation to instead provide separate reconciliation from the most directly comparable GAAP measure, which appears to be Net income. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Response: In future filings when we disclose any non-GAAP measures, we will reconcile from the most directly comparable GAAP measure to the disclosed non-GAAP measure. We will no longer present a reconciliation in the form of a full non-GAAP income statement.

2. We note you provided 2022 outlook and outlook ranges for certain non-GAAP financial measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please explain why that would be the case given your 4th Quarter and Full Year Earnings Call presentation includes certain 2022 modeling considerations that would appear to allow for the ability to provide such reconciliation to the nearest GAAP outlook ranges. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Response: In our most recent earnings press release (included as Exhibit 99.1 to the Form 8-K filed on May 2, 2022), we reconciled from the most directly comparable GAAP measure of net income attributable to Sterling common stockholders to the disclosed non-GAAP EBITDA outlook range. In future filings we will continue to reconcile from the most directly comparable GAAP measure of net income attributable to Sterling common stockholders to the non-GAAP EBITDA outlook range, as required by Item 10(e)(1)(i) of Regulation S-K. Form 10-K/A filed on March 24, 2022 3. Acquisitions, page 45 3. Please disclose a qualitative description of the factors that make up the goodwill and the amount of goodwill that is expected to be deductible for tax purposes related to the Petillo acquisition. See ASC 805-30-50-1(a) and ASC 805-30-50-1(d). Response: The goodwill related to the Petillo acquisition represents the value of expected future earnings and cash flows, as well as the synergies created by the integration of the new business within our organization, including cross-selling opportunities to help strengthen our existing service offerings and expand our market position. Goodwill and intangibles of approximately $130 million related to the acquisition, are deductible and amortizable for tax purposes over the next 15 years. We have disclosed this information in our latest quarterly report on Form 10-Q filed on May 3, 2022, and we will continue to disclose the required information in future filings.

17. Retirement Benefits Multi-Employer Pension Plans, page 59 4. Please disclose for each period presented whether your total contributions represent more than five percent of total contributions to the plan as indicated in the plan’s most recently available annual report. Please also disclose the specific year-end date of the plan to which the annual report relates. Refer to ASC 715-80-50-5(e)(2). Response: Our multi-employer pension plan contributions did not represent more than 5% of the total plan contributions for the most recent available annual report periods. In future filings, our multi-employer disclosures will include both the relevant 5% disclosures and the specific year-end date of the plan to which the annual report relates. ________________________________________________________________ Should you have any further questions or comments regarding the foregoing, please contact me at (281) 214-0797. Sincerely, /s/ Ronald A. Ballschmiede Chief Financial Officer & Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)